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www.dechert.com

STUART STRAUSS

stuart.strauss@dechert.com
+1 212 698 3529 Direct
+1 212 698 0453 Fax

February 6, 2012

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:      Larry Greene, Division of Investment Management

Mail Stop 0505

Re:          Morgan Stanley Institutional Fund Trust (the “Fund”)

(File No. 2-89729; 811-03980)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the High Yield Portfolio (the “Portfolio”), filed with the Securities and Exchange Commission (the “Commission”) on November 22, 2011.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments and provide responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 100 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about February 6, 2012.

GENERAL COMMENTS TO FORM N-1A

Comment 1.          Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.          This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley Washington DC    EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

Comment 2.         Please consider adding risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Portfolio invests.

Response 2.          The Fund has reviewed the risk disclosure in the Prospectus and believes that the sections entitled “Portfolio Summary—Principal Risks,” “Details of the Portfolio” and “Additional Information about the Portfolio’s Investment Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which the Portfolio invests. Thus, the Fund respectfully believes that additional disclosure is not necessary.

Comment 3.         Please supplementally confirm that the Fund has considered whether the Portfolio’s use of derivatives and related disclosure is appropriate.  Please see Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response 3.          We confirm that the Fund has considered and determined that the Portfolio’s use of derivatives and related disclosure is appropriate in light of the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

COMMENTS TO THE PROSPECTUS

Comment 4.         Please include the “Acquired Fund Fees and Expenses” line item in the Annual Fund Operating Expenses tables, if appropriate.

Response 4.          This line item is not applicable to the Portfolio at this time.

Comment 5.         Please confirm supplementally that there is no provision for the recoupment or recapture of fees that have been waived.

Response 5.          There is currently no provision for the recoupment or recapture of waived fees.

Comment 6.         Please consider including additional disclosure in the third paragraph of the section entitled “Portfolio Summary—Principal Investment Strategies” with respect to the types of entities that issue public bank loans.  In addition, please disclose whether such bank loans are liquid or illiquid and, as a result whether such investments are subject to the Portfolio’s restrictions on investments in illiquid securities.

Response 6.          With respect to the types of entities that issue public bank loans, we respectfully acknowledge your comment; however, we believe the current disclosure, which states that public bank loans are made by banks or other financial institutions, is adequate.  As disclosed in the Prospectus under the section entitled “Details of the Portfolio—Principal Risks,” certain bank loans are illiquid and, to the extent a bank loan has been deemed illiquid, it will be subject to the Portfolio’s restrictions on investment in illiquid securities.  We have added similar language to the “Portfolio Summary—Principal Risks” section.

Comment 7.         The disclosure in the fourth paragraph of the section entitled “Portfolio Summary—Principal Investment Strategies” indicates that derivative instruments will be counted towards the Portfolio’s 80% policy of investing in high yield securities to the extent that the derivatives in which the Portfolio invests have “economic characteristics” similar to the securities included within that policy.  Please revise the disclosure to indicate that such derivatives will be directly tied and closely linked to the performance of high yield securities.

Response 7.          We respectfully acknowledge the Staff’s comment; however, we believe the current disclosure is adequate and consistent with the release adopting Rule 35d-1.  We believe that derivatives can be used to gain exposure to one or more of the types of securities included in the Portfolio’s investment policies.  In the release adopting Rule 35d-1, the Commission recognized that an investment company may include a synthetic instrument in its “names rule” basket if it has economic characteristics similar to the securities included in that basket.  See Investment Company Act Release No. 24828 (Jan. 17, 2001) at note 13. In accordance with the Commission’s interpretive guidance, the Portfolio would apply exposure from derivatives towards its investment basket (whether or not the Fund is subject to the “names rule”) only if the exposure has economic characteristics similar to securities included within such basket.

Comment 8.         Please clarify what is meant by the term “mezzanine investments” in the section entitled “Portfolio Summary.”

Response 8.          The disclosure has been revised accordingly.

Comment 9.         Please ensure that the disclosure in the last sentence of the second paragraph of the section entitled “Portfolio Summary—Purchase and Sale of Fund Shares” is consistent with Form N-1A.

Response 9.          The referenced disclosure has been deleted.

Comment 10.       In the third paragraph of the section entitled “Details of the Portfolio—Approach,” please include a statement that Rule 144A securities may become illiquid if qualified institutional buyers are not interested in acquiring such securities.

Response 10.        We respectfully acknowledge your comment however we believe the current disclosure is adequate.

Comment 11.       Please confirm supplementally whether the public bank loans in which the Portfolio may invest are secured or unsecured loans.

Response 11.        The public bank loans in which the Portfolio may invest are typically second lien loans that are normally lower in priority of payment to senior loans, but have seniority in a company’s capital structure to other claims, such as subordinated corporate bonds or publicly-issued equity so that in the event of bankruptcy or liquidation, the company is required to pay down these second lien loans prior to such other lower-ranked claims on their assets.

Comment 12.       The last sentence of the section entitled “Additional Information about the Portfolio’s Investment Strategies and Related Risks—Derivatives—Swaps” states that “[w]hen the Portfolio is the seller of a credit default swap contract, it receives the stream of payments but is obligated to pay upon default or similar event of the referenced debt obligation.” (Emphasis added).  Please clarify the extent of the Portfolio’s obligation under such swap contracts.

Response 12.        As the seller in a credit default swap, the Portfolio would be subject to exposure on the notional amount of the swap, which it would be required to pay in the event of default or similar event of the referenced debt obligation.  We have revised the disclosure in the above referenced section of the Prospectus to clarify this point.

Comment 13.       In the section entitled “Redeeming Shares—General,” please clarify the Fund’s default option with respect to the payment of redemption proceeds.

Response 13.        The Fund ordinarily pays redemption proceeds in cash within seven business days after receipt of a redemption request.  We have revised the disclosure accordingly.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 14.       Please clarify whether the Portfolio’s investments in principal exchange rate linked securities are exchange listed, over-the-counter or both.

Response 14.        The Portfolio’s investments in principal exchange rate linked securities may be both exchange listed and over-the-counter.

Comment 15.       The Statement of Additional Information contains disclosure relating to investments in inverse floaters.  Please confirm supplementally whether the Portfolio invests in inverse floaters by participating in the sponsorship of these instruments or buying them in the market.

Response 15.        The Portfolio invests in inverse floaters by buying them in the market.

Comment 16.       The Statement of Additional Information contains disclosure relating to investments in Investment Funds.  If these investments include hedge funds, please add this to the disclosure.

Response 16.        The Portfolio does not invest in hedge funds.

Comment 17.       Please confirm that the Portfolio’s concentration policy set forth under Investment Restriction #7 complies with the Staff’s position that a concentration policy applies to investments of 25% or more.  Please also consider revising the disclosure to state that such policy applies to investments in a particular industry or group of industries (emphasis added).  In addition, please consider removing subsections (ii) through (iv).

Response 17.        Although the Portfolio’s concentration policy set forth under Investment Restriction #7 refers to investments of more than 25%, the Portfolio will comply with the Staff’s position that a concentration policy applies to investments of 25% or more.  With respect to revising the disclosure to indicate that such policy applies to investments in a particular industry or group of industries, we respectfully acknowledge your comment;  however, we believe that the current policy is consistent with Section 8(b)(1)(E) of the 1940 Act and Form N-1A.  Furthermore, we believe that subsections (ii) through (iv) are explanatory in nature and not prohibited by the 1940 Act or Form N-1A.

Comment 18.       With respect to Fundamental Investment Restriction #8 regarding the issuance of senior securities, consider adding explanatory language following the restrictions that states clearly the Portfolio’s policy regarding the issuance of senior securities.

Response 18.        An explanation of the Portfolio’s policy regarding the issuance of senior securities is included in the section of the Statement of Additional Information entitled “Investments and Risks—Borrowing.”

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•              the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•              the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•              the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Edward Meehan of Morgan Stanley at (212) 296-6982 (tel) or (212) 404-4691 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss